UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                          Synchronoss Technologies Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Common Stock, $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87157B103
         --------------------------------------------------------------
                                 (CUSIP Number)

                                  June 15, 2006
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    87157B 10 3
--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:  ABS Ventures VI LP

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        81-0636560

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) |X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        5      SOLE VOTING POWER

      NUMBER OF                3,001,464
       SHARES                  -------------------------------------------------
    BENEFICIALLY
      OWNED BY          6      SHARED VOTING POWER
        EACH
     REPORTING                 0
       PERSON                  -------------------------------------------------
        WITH
                        7      SOLE DISPOSITIVE POWER

                               3,001,464
                               -------------------------------------------------

                        8      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,001,464
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|


--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.4%*
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

* This calculation is based on a total of 31,989,750 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.    87157B 10 3
--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:  Calvert Capital IV L.L.C.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        81-0636555

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) |X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

      NUMBER OF             ----------------------------------------------------
       SHARES
    BENEFICIALLY        6   SHARED VOTING POWER
      OWNED BY
        EACH                3,001,464
      REPORTING             ----------------------------------------------------
       PERSON
        WITH            7   SOLE DISPOSITIVE POWER

                            ----------------------------------------------------

                        8   SHARED DISPOSITIVE POWER

                            3,001,464
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,001,464

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.4%*

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

* This calculation is based on a total of 31,989,750 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.    87157B 10 3
--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:  Bruns H. Grayson

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) |X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                        5      SOLE VOTING POWER

      NUMBER OF                7,952
       SHARES                  -------------------------------------------------
     BENEFICIALLY
       OWNED BY         6      SHARE VOTING POWER
        EACH
      REPORTING                3,005,050
       PERSON                  -------------------------------------------------
        WITH
                        7      SOLE DISPOSITIVE POWER

                               7,952
                               -------------------------------------------------

                        8      SHARED DISPOSITIVE POWER

                               3,005,050
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,013,002

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.4%*

--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

* This calculation is based on a total of 31,989,750 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No.    87157B 10 3
--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:  R. William Burgess Jr.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b) |X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                        5      SOLE VOTING POWER

      NUMBER OF                -------------------------------------------------
        SHARES
     BENEFICIALLY       6      SHARED VOTING POWER
       OWNED BY
         EACH                  3,005,050
      REPORTING                -------------------------------------------------
        PERSON
         WITH           7      SOLE DISPOSITIVE POWER

                               -------------------------------------------------

                        8      SHARED DISPOSITIVE POWER

                               3,005,050
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,005,050

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.4%*

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

* This calculation is based on a total of 31,989,750 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

Item 1.C

      (a) Name of Issuer:

      Synchronoss Technologies Inc.
      (b) Address of Issuer's Principal Executive Offices:

      750 Route 202 South, Suite 600, Bridgewater, New Jersey

Item 2.

      (a) Name of Person(s) Filing:

      ABS Ventures VI LP, Calvert Capital IV L.L.C., Bruns H. Grayson, R. William Burgess Jr.

      (b) Address of Principal Business Office, or, if None, Residence:

      890 Winter Street, Suite 225
      Waltham, MA 02451

      (c) Citizenship or Place of Organization:

      ABS Ventures VI LP--Delaware
      Calvert Capital IV L.L.C.--Delaware
      Bruns H. Grayson--United States of America
      R. William Burgess Jr.--United States of America

      (d) Title of Class of Securities:

      Common Stock, $0.0001 par value

      (e) CUSIP Number:

          87157B 10 3

Item 3. If This Statement is Filed Pursuant to Rule ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) |_| Broker or dealer registered under Section 15 of the Exchange Act;

(b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) |_| Investment company registered under Section 8 of the Investment Company Act;

(e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) |_| An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);

(g) |_| A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

      (a) Amount Beneficially Owned:

      The responses of the Reporting Persons to Rows 5 through 9 and 11 on pages 2 through 5 are incorporated herein by reference.

      (b) Percentage of Class:

      The responses of the Reporting Persons to Row 11 on pages 2 through 5 are incorporated herein by reference.

      (c) Number of Shares to which such person has:

      (i) sole power to vote or direct the vote
      (ii) shared power to vote or direct the vote
      (iii) sole power to dispose or to direct the disposition of
      (iv) shared power to dispose or to direct the disposition of

      The responses of the Reporting Persons to Rows 5 through 8 on pages 2 through 5 are incorporated herein by reference.

      The Reporting Persons, as listed on Exhibit B attached hereto, may be deemed members of a group within the meaning of Section 13(d)(3) (the "Group"), which in the aggregate may be deemed to beneficially own a total of 3,005,050 shares of Common Stock, consisting of 9.4% of the Issuer's Common Stock. In accordance with Rule 13d-4 under the Act, each of the Reporting Persons hereby declares that this Report shall not be construed to be an admission that each such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares of Common Stock covered by this Report other than those held in his or its name.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         See Exhibit B attached hereto.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 13, 2007                 ABS Ventures VI LP


                                           By:  Calvert Capital IV L.L.C.


                                           By: /s/ Bruns H. Grayson
                                              ----------------------------------
                                           Name: Bruns H. Grayson
                                           Title: Senior Manager

                                                                       Exhibit A

        STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNATORIES
                                  June 20, 2006

      Each of the entities listed on SCHEDULE A attached hereto (each a "Reporting Entity") and each party listed on SCHEDULE B attached hereto (each a "Reporting Individual"; together with the Reporting Entities, the "Reporting Persons") hereby authorizes and designates Bruns H. Grayson and R. William Burgess Jr. (individually, each a "Designated Filer"), to prepare and file on behalf of such Reporting Person individually, or jointly together with other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission or with any regulatory body, including United States federal, state and self-regulatory bodies, with respect to the Reporting Person's ownership of, or transactions in, the securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the "Companies").

      Each Reporting Person hereby further authorizes and designates Bruns H. Grayson and R. William Burgess Jr. ("Authorized Signatories") to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of a Designated Filer or an Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

      The authority of the Designated Filer and each Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person's ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person's responsibilities to comply with any United States federal or state law or with any regulations promulgated thereto.

                                                                       Exhibit A

      In Witness Whereof, the undersigned has caused this Statement Appointing Designated Filer and Authorized Signatory to be effective as of June 20, 2006.


Reporting Persons:



June 20, 2006                          /s/ Bruns H. Grayson
                                       -----------------------------------------
                                       Bruns H. Grayson



June 20, 2006                          /s/ R. William Burgess Jr.
                                       -----------------------------------------
                                       R. William Burgess Jr.

June 20, 2006                          ABS Ventures VI L.P.
                                       By:  Calvert Capital IV L.L.C.

                                       By:  /s/ Bruns H. Grayson
                                       -----------------------------------------
                                       Bruns H. Grayson, Senior Manager

June 20, 2006                          Calvert Capital IV L.L.C.

                                       By:  /s/ Bruns H. Grayson
                                       -----------------------------------------
                                       Bruns H. Grayson, Senior Manager

                                                                       Exhibit A

                                   SCHEDULE A

ABS Ventures VI L.P.
Calvert Capital IV L.L.C.


                                   SCHEDULE B

Bruns H. Grayson
R. William Burgess Jr.

                                                                       Exhibit B

Members of the Filing Group

ABS Ventures VI L.P., a Delaware limited partnership, the principal offices of which are located at 890 Winter Street, Suite 225, Waltham, Massachusetts 02451.

Calvert Capital IV L.L.C., a Delaware limited liability company, the principal offices of which are located at 890 Winter Street, Suite 225, Waltham, Massachusetts 02451, which is the general partner of ABS Ventures VI L.P. and may be deemed to control ABS Ventures VI L.P. by reason of such position.

Bruns H. Grayson, an individual, whose principal offices are located at 890 Winter Street, Suite 225, Waltham, Massachusetts 02451, and who is a Senior Manager of Calvert Capital IV L.L.C. and may be deemed to control ABS Ventures VI L.P. by reason of such position.

R. William Burgess Jr., an individual, whose principal offices are located at 890 Winter Street, Suite 225, Waltham, Massachusetts 02451, and who is a Senior Manager of Calvert Capital IV L.L.C. and may be deemed to control ABS Ventures VI L.P. by reason of such position.